August 3, 2016

Ms. Suzanne Hayes

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Motif Bio plc

Registration Statement on Form F-1

File No. 333-212491

Dear Ms. Hayes:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise you that distribution of the Registration Statement on Form F-1 as filed on July 27, 2016 and the Preliminary Prospectus dated July 27, 2016, began on July 27, 2016 and is expected to conclude at approximately 4:00 p.m., Eastern Time, on August 4, 2016, with anticipated distribution results as follows: a limited number of Registration Statements have or will be sent to dealers and institutions and approximately 275 copies of the Preliminary Prospectus have or will be sent to dealers and institutions.

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned as underwriter of the offering of American Depository Shares of Motif Bio plc. (the “Company”), hereby requests the acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 p.m., Eastern Time, on August 4, 2016 or as soon thereafter as practicable.

[Signature page follows]

Sincerely,

SUNTRUST ROBINSON HUMPHREY, INC.

By:	/s/ David Bohn

Name: David Bohn
Title: Managing Director

[Signature Page to Underwriter’s Acceleration Request]